UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________
FORM 12-b-25
Notification of Late Filing

(Check one)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K

	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN

	☐	Form N-SCR

For Period Ended: May 2, 2020

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
TILLY’S, INC.
(Full Name of Registrant)

N/A
Former Name if Applicable
10 Whatney
(Address of Principal Executive Office) (Street and Number)
Irvine, California 92618
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report,semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Tilly’s, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended May 2, 2020 by the prescribed date without unreasonable effort or expense. The Company’s business has experienced disruption due to the unprecedented conditions surrounding the outbreak of the novel coronavirus (“COVID-19”). COVID-19, including related governmental orders and guidelines requiring businesses to curtail operations, has caused delays in the Company’s administrative operations. The greater accounting complexities arising from the impacts of COVID-19 on the Company’s business, coupled with reduced internal and external resources, has made timely preparation, completion and filing of the Form 10-Q difficult without unreasonable effort or expense. Additional time was needed for the Company to finalize its review of the Form 10-Q and to ensure adequate disclosure of information to be included in the Form 10-Q.
As a result of the impact of the foregoing, the Company is not in a position to file its Quarterly Report on Form 10-Q for the quarter ended May 2, 2020 within the prescribed time period. The Company intends to file its Quarterly Report on Form 10-Q within the five day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification (Name) (Area Code) (Telephone Number)

Mike Henry	949	609-5599
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the first quarter ended May 2, 2020 were materially and adversely impacted by the COVID-19 pandemic compared to the Company’s results of operations for the corresponding period in the prior fiscal year. See the Company’s earnings release issued on June 3, 2020 and furnished as an exhibit to its Current Report on Form 8-K filed with the SEC on June 3, 2020 (the “Earnings Release”) for more information regarding such impacts on the Company’s results of operations for the first quarter ended May 2, 2020. For the avoidance of doubt, the financial statements and results of operations reflected in the subject report that relate to the corresponding period for the last fiscal year will remain unchanged from the financial information for that period previously reported, and the financial statements and results of operations reflected in the subject report will remain unchanged from the financial statements and results of operations reflected in the Earnings Release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This notice includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the overall effect of the COVID-19 pandemic, including its impacts on the Company, its operations, or its future financial condition or operating results, the actions that the Company may take in the future in response to the COVID-19 pandemic, and the impacts thereof on the Company, its operations, or its future financial condition or operating results, and any other statements about its future cash position, financial flexibility, expectations, plans, intentions, beliefs or prospects expressed by management are forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs, but they involve a number of risks and uncertainties that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, but not limited to, the effects of the COVID-19 pandemic (or other weather, epidemics, pandemics, or other public health issues) on its business and operations, and its ability to respond thereto, its ability to respond to changing customer preferences and trends, attract customer traffic at its stores and online, execute its growth and long-term strategies, expand into new markets, grow its e-commerce business, effectively manage its inventory and costs, effectively compete with other retailers, attract talented employees, realize anticipated, enhance awareness of its brand and brand image, general consumer spending patterns and levels, the markets generally, its ability to satisfy its financial obligations, including under its credit facility and its leases, and other factors that are detailed in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”), including those detailed in the section titled “Risk Factors” and in its other filings with the SEC, which are available from the SEC’s website at www.sec.gov and from its website at www.tillys.com under the heading “Investor Relations”. The Company cautions readers not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company does not undertake any obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Tilly's, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TILLY’S, INC.

Date: June 12, 2020	By:	/s/ Michael L. Henry
	Name:	Michael L. Henry
	Title:	Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).